EXHIBIT 12
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                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                         FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                   FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1994 (a)
                   ------------------------------------------------------
                                    (Millions of dollars)


                                                            For the Six
                                                           Months Ended                 Years Ended December 31,
                                                           June 30, 1995    1994       1993       1992       1991       1990
                                                           -------------    ----       ----       ----       ----       ----
Income from continuing operations, before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92                            $1,005     $1,409     $1,392     $1,707     $1,744     $2,448
Dividends from less than 50% owned companies
   more or (less) than equity in net income                           (1)        (1)        (8)        (9)         5         (7)
Minority interest in net income	                                      30         44         17         18         16         12
Previously capitalized interest charged to
   income during the period                                           16         29         33         30         23         16
                                                                  ------     ------     ------     ------     ------     ------
         Total earnings                                            1,050      1,481      1,434      1,746      1,788      2,469
                                                                  ------     ------     ------     ------     ------     ------

Fixed charges:
   Items charged to income:
      Interest charges                                               312        594        546        551        644        676
      Interest factor attributable to operating
         lease rentals                                                60        118         91         94         76         58
      Preferred stock dividends of subsidiaries
         guaranteed by Texaco Inc.                                    18         31          4          -          -          -
                                                                  ------     ------     ------     ------     ------     ------
         Total items charged to income                               390        743        641        645        720        734

   Interest capitalized                                               13         21         57        109         80         50
   Interest on ESOP debt guaranteed by Texaco Inc.                     7         14         14         18         26         38
                                                                  ------     ------     ------     ------     ------     ------
         Total fixed charges                                         410        778        712        772        826        822
                                                                  ------     ------     ------     ------     ------     ------

Earnings available for payment of fixed charges
   (Total earnings + Total items charged to income)               $1,440     $2,224     $2,075     $2,391     $2,508     $3,203
                                                                  ======     ======     ======     ======     ======     ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis                                      3.51       2.86       2.91       3.10       3.04       3.90
                                                                  ======     ======     ======     ======     ======     ======

(a)  Excludes discontinued operations.

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